DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/23/08

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership and Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP 			a[ ]
      b[ ]
3. SEC USE ONLY

4. SOURCE OF FUNDS WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) [x]

6. CITIZENSHIP OR PLACE OF ORGANIZATION USA

7. SOLE VOTING POWER
1,952,570

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
1,952,570

10. SHARED DISPOSITIVE POWER
0

 11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,952,570

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
9.47%

14. TYPE OF REPORTING PERSON
IA

This statement constitutes amendment No.4 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on March 19, 2008. Except as specifically set forth herein, the Schedule 13D remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
..
The filing persons are co-plaintiffs in a Maryland action calling for the dissolution of the issuer.(See exhibit 1.) The filing persons do not have an agreement with any of the co-plaintiffs to buy, sell, hold or vote their shares of the issuer.


Item 5 is amended as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR dated March 31, 2008 there were 20,628,363 shares of common stock outstanding. The percentage set forth in item 5 was derived using such number.

a) BIG P and other accounts managed by Phillip Goldstein beneficially own an aggregate of 1,952,570 shares of PIF or 9.47% of the outstanding shares.

b) Power to vote and dispose of securities resides either with Mr. Goldstein or clients.

c) During the past 60 days the following shares of PIF were purchased, unless previously reported (there were no sales):

None


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.
e) NA

Item 6. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/28/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP

Exhibit 1:

BULLDOG INVESTORS GENERAL 		*	IN THE
PARTNERSHIP,
60 Heritage Drive			 *	CIRCUIT COURT
Pleasantville, NY 10570
						*	FOR
BENCHMAK PLUS INSTITUTIONAL
PARTNERS, L.L.C.,			*	BALTIMORE CITY
820 A Street, Suite 700
Tacoma, WA 98402					*

BENCHMARK PLUS PARTNERS, L.L.C.,	*	Case No.:___________
820 A Street, Suite 700
Tacoma, WA 98402					*

KARPUS INVESTMENT MANAGEMENT,	*
183 Sullys Trail
Pittsford, NY 14534					*

1607 CAPITAL PARTNERS, 			*
4991 Lakebrook Drive, Suite 125
Glen Allen, VA 23060				*

WESTERN INVESTMENT TOTAL RETURN	*
PARTNERS L.P.
7050 S. Union Park Center, Suite 590		*
Midvale, UT 84047
							*
WESTERN INVESTMENT TOTAL RETURN
FUND LTD.						*
7050 S. Union Park Center, Suite 590
Midvale, UT 84047					*

WESTERN INVESTMENT HEDGED		*
PARTNERS L.P.
7050 S. Union Park Center, Suite 590		*
Midvale, UT 84047
							*

*

Plaintiffs,			*
*
vs.
*
INSURED MUNICIPAL INCOME FUND, INC.
Serve on Resident Agent:				*
CSC-Lawyers Incorporating Service Company
7 St. Paul Street, Suite 1660				*
Baltimore, Maryland 21202
*
Defendants.
				*
*	*	*	*	*	 COMPLAINT

Petitioners, referred to herein as Petitioners, pursuant to Maryland Corporations and Associations Code 3-413, allege the following upon information and belief, except for those allegations that pertain to petitioners, which are alleged upon personal knowledge.
1.Petitioner Bulldog Investors General Partnership(BIGP) owns 1,932,519 shares
of common stock of respondent Insured Municipal Income Fund and has been a stockholder at all times material hereto.
2.Petitioner Benchmark Plus Institutional Partners, L.L.C. owns 129,699 shares of common stock of respondent Insured Municipal Income Fund and has been a stockholder at all times material hereto.
3.Petitioner Benchmark Plus Partners, L.L.C. owns 49,158 shares of common stock of respondent Insured Municipal Income Fund and has been a stockholder at all times material hereto.
4.Petitioner Karpus Investment Management owns 2,035,022 shares of common stock of respondent Insured Municipal Income Fund and has been a stockholder at all times material hereto.
5.Petitioner 1607 Capital Partners owns 491,146 shares of common stock of respondent Insured Municipal Income Fund and has been a stockholder at all times material hereto.6.Petitioner Western Investment Total Return Partners
L.P. owns 234,616 shares of common stock of respondent Insured Municipal
Income Fund and has been a stockholder at all times material hereto. 7.Petitioner Western Investment Total Return Fund Ltd. owns 276,950 shares of common stock of respondent Insured Municipal Income Fund and has been a stockholder at all times material hereto.
8.Petitioner Western Investment Hedged Partners L.P. owns 55,775 shares of common stock of respondent Insured Municipal Income Fund and has been a stockholder at all times material hereto.
9.Defendant, referred to herein as Respondent, Insured Municipal Income Fund, Inc.(the Fund) is a Maryland corporation, organized as a closed-end investment company registered under the Investment Company Act of 1940, comprised of common shares and auction rate preferred shares, the dividend rate on which resets by periodic auction.10.The total number of outstanding shares of the Fund equals 20,631,763, comprised of 20,628,363 shares of common stock and 3400 shares of preferred stock. Petitioners in the aggregate own
5,204,885 shares of common stock, which constitutes more than 25% of the outstanding shares of the respondent, and are entitled to cast more than 25% of the votes in the election of directors of the Fund.
11.As of October 9, 2008, the Funds common shares were trading at a 24.9% discount to its net asset value, and had been trading at a discount for several months prior. 12. On or about April 9, 2008, petitioner BIGP notified the Fund of its intention to submit nominations for directors and to present a proposal to convert the Fund to an
open-end fund in order to eliminate the discount to net asset value for shareholder approval at the 2008 annual shareholder meeting that had not yet been scheduled.
Respondent Fund refused to permit BIGP to present its nominees and proposals at the 2008 annual meeting of shareholders.
13.On April 11, 2008, the Fund announced that its 2008 annual meeting would be held on July 17, 2008. On May 13, 2008, BIGP filed a preliminary proxy statement on Schedule 14A with the Securities and Exchange Commission(the SEC) soliciting proxies from shareholders for its slate of directors and its proposal to convert the Fund to an open-end fund, which proxies were intended to be presented at the upcoming annual meeting.
14.On May 30, 2008, respondent filed with the SEC a definitive proxy statement relating to its annual meeting of shareholders scheduled to be held on July 17, 2008.
Respondents filing did not include information about BIGPs proposal or nominees. 15.On June 13, 2008, BIGP filed its definitive proxy statement on Schedule 14A with the SEC.
BIGP indicated that it believed that the board of directors would attempt to prevent it from presenting its nominations and its proposal for open-ending the Fund. Consequently, BIGPs proxy card included the following special instruction: THIS PROXY MAY ONLY BE USED TO ESTABLISH
A QUORUM IF IT IS VOTED AS INSTRUCTED AND COUNTED.  This special instruction was included in order to insure that shareholders are not disenfranchised by the board. 16.On or about June 16, 2008, BIGP sought to obtain a list of Fund shareholders from respondent.
Respondent denied the request.The Fund refused to provide the list in the time legally required and in time for BIGP to use it in connection with the solicitation of proxies. Much later, the Fund granted BIGP access to its list of record stockholders, because it determined that it was required by law to do so.
17.BIGP obtained proxies from common shareholders to vote in favor of BIGPs nominees and proposal, which proxies represent more than 25 percent of the outstanding common shares of the Fund when aggregated with the BIGPs shares. Because the board had indicated that it would not permit
BIGP to vote those proxies as directed, but would use the proxies to establish a quorum to allow the management slate to be elected even though a plurality of shareholders favored the BIGP candidates,
BIGP did not attend the meeting in order to comply with the direction on the proxies that THIS PROXY MAY ONLY BE USED TO ESTABLISH A QUORUM IF IT IS VOTED
AS INSTRUCTED AND COUNTED.
18.The July 17, 2008 annual meeting was adjourned for failure to obtain a quorum.
The meeting was rescheduled for September 3, 2008, and then again for
September 12,2008.Both meetings were adjourned for failure to obtain a quorum. During this period, respondent continued to solicit proxies at the shareholders expense in an attempt to obtain enough votes to reach a quorum to elect managements incumbent directors. The Fund indicated in several of its SEC filings that BIGPs nominees and proposal would not be permitted for consideration at the annual meeting.BIGP did not vote its shares or the proxies granted to it in accordance with the instructions of stockholders because management had indicated that it would not permit votes to be cast for BIGPs nominees or proposals. No directors were elected at the 2008 annual meeting.
19. BIGP believes that had it been permitted to vote its proxies in accordance with the wishes of the stockholders, a quorum would have been achieved at the annual meeting. BIGP further believes that its candidates would have received more votes than those of management.
But for managements refusal to allow the proxies to be voted as directed, shareholders would have elected directors and would almost certainly have elected BIGPs candidates. Consequently, the shareholders are so divided that directors cannot be elected to the board of the Fund. 20.Petitioners,as stockholders of the Fund entitled to cast at least 25 percent of all the votes entitled to be cast in the election of directors, are entitled to the dissolution of the Fund pursuant to Maryland Corporations and Associations Code 3-413(a) on the ground that the stockholders are so divided that directors cannot be elected.
WHEREFORE, petitioners demand that:
A.	The Court dissolve the Fund pursuant to Maryland Corporations and
        Associations Code  3-413(a);
B.	The Court award to petitioners all costs of this proceeding including, without limitation,
        reasonable attorneys fees and expenses of experts; and
C.	The Court grant such other and further relief as it may deem just, proper and equitable.
Dated:	October 	, 2008

			Respectfully Submitted,


TYDINGS & ROSENBERG LLP


  By:  John B. Isbister
          Christopher Heagy
100 East Pratt Street, 26th Floor
Baltimore, Maryland 21202
(410) 752-9700



CHITWOOD HARLEY HARNES LLP



			  By:  Gregory E. Keller
2300 Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309
(404) 873-3900
Attorneys for Plaintiffs